Exhibit 99.1

iClick Interactive Asia Announces $20 Million Share Repurchase Program

HONG KONG, December 22, 2021 – iClick Interactive Asia Group Limited ("iClick" or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced its board of directors has approved a share repurchase program in which the company may purchase its own ADSs with an aggregate value of up to US$20 million from January 1, 2022 to December 31, 2022.

"This share repurchase program demonstrates our continued confidence in our long-term business growth despite headwinds in the current environment. We remain committed to creating shareholder value, and believe that our business strategy and execution capability will continue to drive the long-term growth of the firm," said Jian "T.J." Tang, Chairman, Chief Executive Officer and Co-Founder of iClick.

The Company expects to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the Company deems appropriate.

The share repurchase program does not obligate the Company to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at the Company's discretion without prior notice.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick's mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com